FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 27, 2022

1.       DATE, TIME AND PLACE: April 27, 2022, at 3.00 p.m., at the offices of Companhia Brasileira de Distribuição (“Company”), carried out exclusively by digital means, in accordance with the Securities and Exchange Commission Instruction No. 481 of December 17, 2009 (“CVM Instruction No. 481/09”).

2.           CALL: Call notice duly published in the newspaper Folha de S. Paulo on editions dated March 29, March 30 and March 31, 2021, on pages A25, A22 and 10, respectively, and republished also in the newspaper Folha de S. Paulo on editions dated April 6, April 7 and April 8, 2022, on pages A9, A21 and A22, respectively.

3.           QUORUM: Shareholders representing 51.3% of the shares of the Company for the Annual Shareholder’s Meeting and 58.5% for the Extraordinary Shareholder’s Meeting, according to participation by means of distance voting ballots received by the Company and attendance recorded by electronic system, pursuant to Article 21-V of CVM Instruction No. 481/09, thus demonstrating compliance with the legal quorum for the meeting. However, given that the legal minimum quorum of 2/3 of the Company's voting capital, provided for in Article 135 of Law No. 6,404, of December 15, 1976, as amended ("Corporation Law"), was not fulfilled, the deliberation on item “iii” of the agenda of the Extraordinary General Meeting was impaired, and the Company will promote, in due course, the call to resolve on such matter. Also attending the meeting are Mr. Guillaume Marie Didier Gras, representative of the Company's management, Eduardo Franco Tenório, representative of Deloitte Touche Tohmatsu Auditores Independentes Ltda., Eleazar de Carvalho Filho, member of the Audit Committee and Líbano Barroso, member of the Fiscal Council.

4.           MEETING BOARD: President: Guillaume Marie Didier Gras; and Secretary: Alessandra de Souza Pinto.

5.               AGENDA: At the Annual Shareholders Meeting: (i) Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management Report and Financial Statements for the fiscal year ended December 31, 2021; (ii) Proposal for allocation of profit for the fiscal year ended December 31, 2021; (iii) Determine that the Board of Directors be composed by nine (9) members in the new mandate; (iv) Resolve on the proposal for appointment of the members of the Board of Directors and appointment of the President and Co-Vice Presidents; and (v) Determination of the annual global compensation of the members of Company’s management and Company’s fiscal council, in case the Shareholders request its installation. At the Extraordinary Shareholder’s Meeting: (i) Proposal for the reallocation of amount to BRL 1,843,934,426.56, resulting from tax incentives granted to the Company from the years of 2017 to 2020, initially destined for the Expansion Reserve provided in the Company’s By-Laws, to the Reserve of Tax Incentives in accordance with Article 195- A of the Corporation Law; (ii) Re-ratification of the annual compensation of the Board of Executive Officers for the year 2021.

6.           RESOLUTIONS: Initially, it was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice, of the Management’s Proposal for this Meeting, of the Financial Statements for the exercise closed on December 31, 2021 and of the Reports of the Management, Independent Auditing, of the Fiscal Council and of the Audit Committee, as well as of the consolidated voting map, is dismissed in view of its wide dissemination; and (ii)  the minutes of this Meeting be published with the omission of the present shareholders’ signatures, pursuant to Article 130, paragraph second, of the Corporations Law. Subsequently, the Secretary has informed the attendants that the minutes of this Meeting shall be drafted in summary form, pursuant to Article 130, paragraph first, of the Corporations Law and that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in writing to the presiding board, pursuant to Article 130, paragraph first, item “a”, of the Corporations Law.

Next, the General Meeting decided what follows:

At the Annual Shareholders Meeting:

6.1.       By the majority of the votes, upon the abstention of those legally impeded of voting, in accordance with the voting map attached hereto as Annex I, it was approved the management’s accounts and the Management’s Reports, as well as the Financial Statements of the Company, jointly with the Reports of the Independent Auditors, of the Fiscal Council and of the Auditing Committee of the Company, concerning the fiscal year ended on December 31, 2021, as published in full on February 23, 2022 on the Company's Investor Relations page and on the CVM and B3 websites and published in summary from in the newspapers "Folha de São Paulo" on March 17, 2022, pursuant to Article 289 of the Corporations Law.

6.2.       By the majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the allocation of the profit of the fiscal year ended in December 31, 2021, in the net profit amount of eight hundred and two million, three hundred and twenty six thousand, eight hundred and fifty-four reais and forty-eight centavos (R$ 802,326,854.48), being (i) forty million, one hundred and sixteen thousand, three hundred and forty-two reais and seventy-two centavos (R$ 40,116,342.72) allotted to the Legal Reserve; (ii) four hundred and thirty seven million, seven hundred and thirty seven thousand, nine hundred and twenty nine reais and eighty centavos (R$ 437,737,929.80) allotted to the Tax Incentives Reserve; (iii) the gross amount of ninety-five million, four hundred and thirty three thousand, one hundred and twelve reais and thirty four centavos (R$ 95,433,112.34) allotted to the payment of minimum mandatory dividends, that shall be paid as interest on net equity, duly deducted the value of the Withholding Income Tax (IRRF), in accordance with the legislation in force, with the exception of immune and/or exempt shareholders, and the net value of eighty one million, a hundred and eighteen thousand, one hundred and forty five reais and forty nine centavos (R$ 81,118,145.49), corresponding to 25% of the adjusted net profit, shall be paid to the shareholders until June 15, 2022, without monetary correction or interest between the present date and the effective payment date; and (iv) two hundred and twenty nine million, thirty nine thousand, four hundred and sixty nine reais and sixty two centavos (R$ 229,039,469.62) allotted to the Expansion Reserve of the Company, as set forth in Article 32, paragraph 2nd, of the Company’s By-laws.

6.2.1.       Are entitled to receive the interest over net equity declared herein those who are shareholders of the Company on this date (base date), observed all the negotiations carried out until this date (inclusive). Thus, as of April 28, 2022, inclusive, the Company's shares will be traded “ex-dividends”.

6.3.       By the majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the determination of nine (9) effective members to the Board of Directors of the Company, as well as the reelection of the current members of the Board of Directors of the Company for a term of mandate until the Annual General Shareholders Meeting of the Company which will approve the financial statements related to the fiscal year ended on December 21, 2023: Mrs. (i) Jean-Charles Henri Naouri, French, married, business manager, bearer of the Passport of the Republic of France nº 13AV67405, resident and domiciled at 1, Esplanade de France – 42000 Saint-Etienne, France, represented, for purposes of Article 146, § 2º of the Corporations Law, by Luis Antonio Semeghini De Souza, Brazilian citizen, married, lawyer, holder of identity document (RG) No. 10.356.135-3 SSP/SP, registered at CPF/ME under No. 082.449.598-51 and enrolled with OAB/SP under No. 95.993, resident and domiciled in the city of São Paulo, State of São Paulo, with commercial address at Av. Brigadeiro Faria Lima, nº 3355, 16th floor, Itaim Bibi, CEP: 04538-133.; (ii) Arnaud Daniel Charles Walter Joachim Strasser, French, married, business manager, bearer of the Passport of the Republic of France nº 18AF37689, enrolled before CPF/ME under nº 234.109.258-64, resident and domiciled at 1, Esplanade de France –42000 Saint-Etienne, represented, for purposes of Article 146, § 2º of the Corporations Law, by Luis Antonio Semeghini De Souza, above qualified; (iii) Ronaldo Iabrudi dos Santos Pereira, Brazilian, married, psychologist, bearer of the Identity Card MG-238.631 SSP/MG, enrolled before CPF/ME under nº 223.184.456-72, resident and domiciled at the capital of the State of São Paulo, with professional address at Avenida Brigadeiro Luís Antonio, 3142, Jardim Paulista, Postal Code 01402-000; (iv) Christophe José Hidalgo, French, married, accountant, bearer of the Identity Card RNE V194572-X, enrolled before the CPF/ME under the No. 214.455.098-06, resident and domiciled at the capital of the State of São Paulo, with professional address at Avenida Brigadeiro Luís Antonio, 3142, Jardim Paulista, Postal Code 01402-000; (v) Hervé Daudin, French, married, business manager, bearer of the Passport of the Republic of France nº 16AC39263, with commercial address at 148, rue de l’Université, CS 70638, 75345, Paris Cedex 07, represented, for purposes of Article 146, § 2º of the Corporations Law, by Luis Antonio Semeghini De Souza, above qualified; (vi) Rafael Sirotsky Russowsky, Brazilian, married, business manager, bearer of the Identity Card RG No. 105420990-1, enrolled before the CPF/ME under the No. 934.869.950-49, resident and domiciled at the capital of the State of São Paulo, with professional address at Avenida Brigadeiro Luís Antonio, 3142, Jardim Paulista, Postal Code 01402-000; (vii) Luiz Augusto de Castro Neves, Brazilian, married, retired diplomat, bearer of the Identity Card nº 02.107.138-6 DETRAN/RJ, enrolled before the CPF/ME under the No. 046.432.327-49, resident in the City of Rio de Janeiro, State of Rio de Janeiro, with commercial address in the same city at Rua Candelária, No. 9, Postal Code 20091-020; (viii) Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of the Identity Card nº 11.620.489 SSP/SP, enrolled before CPF/ME under the No. 382.478.107-78, resident and domiciled in São Paulo, State of São Paulo, at Rua Artur Ramos, nº 339, Tower 3, apartment 301, Postal Code 01454-010; and (ix) Renan Bergmann, Brazilian, married, engineer, bearer of the Identity Card RG 1005516479 SSP/RS, enrolled before the CPF/ME under the No. 202.104.690-72, resident and domiciled at the city of São Paulo, state of São Paulo, with professional address at Avenida Brigadeiro Luís Antonio, 3142, Jardim Paulista, Postal Code 01402-000.

All members of the Board of Directors were elected by indication of the controlling shareholder. Furthermore, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves and Mr Renan Bergmann are nominated as independent members of the Board of Directors, in consonance with the requisites of the Regulation of the B3 listing segment Novo Mercado. The reelected Board members have stated, under the penalties of law, that they have not committed any crimes which impede them to exercise commercial activities, in consonance with Article 147 of the Corporations Law. The members of the Board of Directors shall begin is term of office by signing the respective Investiture Terms drawn in the proper corporate book.

6.4.       By the majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the nomination of Mr. Jean-Charles Henri Naouri, above qualified, to the position of President of the Board of Directors, and the nomination of Mr. Arnaud Daniel Charles Walter Joachim Strasser and Mr. Ronaldo Iabrudi dos Santos Pereira, to the positions of Co Vice-Presidents of the Board of Directors.

6.5.       The Meeting Board registered the receipt of a request from shareholders, in accordance with the voting map attached hereto as Annex I, for the installation of the Fiscal Council, in accordance with Article 161, second paragraph, of the Corporations Law, for a term ending on the Company’s Annual Shareholders’ Meeting that will approve the financial statements of the fiscal year to be ended on December 31, 2022.

Considering the requisition of the separated voting procedure, pursuant to Article 161, fourth paragraph, of the Corporations Law, the shareholders bearer of shares that requested such procedure decided, by majority of votes, in accordance with the voting map attached hereto as Annex I, to elect as effective member of the Fiscal Council to the above-mentioned period Mrs. Doris Beatriz França Wilhelm, Brazilian, divorced, economist, bearer of the Identity Card RG No. 29.334.554-5 SSP-SP, enrolled before the CPF/ME under the No. 184.886.250-49, resident and domiciled at the city of Porto Alegre, State of Rio Grande do Sul, with commercial address at Rua Hipólito da Costa, 386, Santa Tereza district, Postal Code 90840-110 and, as alternate member, Mrs. Michelle Squeff, Brazilian, married, lawyer, bearer of the Identity Card RG No. 4022057899 SSP/RS, enrolled before the CPF/ME under the No. 940.676.940-91, resident and domiciled at the city of Porto Alegre, State of Rio Grande do Sul, with commercial address at Rua Tito Livio Zambecari, 611, apartment 1301, Postal Code 90450-231.

Subsequently, by majority vote, the controlling shareholder, in accordance with the voting map attached hereto as Annex I , nominated as effective members for the Fiscal Council for the above-mentioned period (i) Eric Aversari Martins, Brazilian citizen, married, accountant, bearer of the identity card (RG) No 19.592.390, enrolled with CPF/ME under No 163.002.828-21, resident and domiciled at Rua Inocêncio Unhate 96, ap. 51, Perdizes, city of São Paulo, State of São Paulo; and (ii) Líbano Miranda Barroso, Brazilian citizen, married, economist, bearer of the identity card (RG) No M-2.063.971 SSP/MG, enrolled with CPF/ME under No 421.016.386-49, resident and domiciled at Rua Tumiaru, n° 171, ap. 251, CEP 04008-050, city of São Paulo, State of São Paulo; and its respective alternates, (i) Marcelo Amorim, Brazilian, married, entrepreneur, bearer of the identity card RG No. MG2718263 SSP/MG, enrolled before the CPF/ME under the No. 483.860.576-53, resident and domiciled at Rua Perdigão Malheiros, nº 244, Coração de Jesus District, Postal Code 30380-234, city of Belo Horizonte, state of Minas Gerais; (ii) João Paulo Seibel Faria, Brazilian, married, businessman, bearer of the identity card RG No. 23.194.923-6, enrolled before the CPF/ME under the No. 267.088.668-03, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Sansão Alves dos Santos, 400, Cidade Monções, Postal Code 04571-090.

All the members of the Fiscal Council have stated, under the penalty of the law, that they have not committed any crimes which impede them to exercise commercial activities, in consonance with Article 147 of the Corporations Law. The members of the Fiscal Council will assume its position with the signature of the Investiture Term drawn in the proper corporate book.

6.6.       By the majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the Management’s Proposal regarding the annual global compensation of the Company’s management. in the total amount of ninety-seven million, twenty five thousand, eighty-three reais and twelve centavos (R$ 97,025,083.12), of which (i) up to fifty million, one hundred and forty nine thousand, five hundred and ninety two reais and forty-five centavos (R$ 50,149,592.45) are allotted to the Board of Executive Officers; (ii) up to forty-six million, four hundred and forty three thousand, four hundred and ninety reais and sixty-seven centavos (R$ 46,443,490.67) are allotted to the Board of Directors; and (iii) up to four hundred and thirty two thousand reais (R$ 432,000.00) are allotted to the Fiscal Council. The compensation of the management includes the estimated costs arising from agreements entered into with the Officers under the Stock Option Plan and the Equity Compensation Plan.

At Extraordinary Meeting

6.7.       By a majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the Management Proposal for the reallocation of part of the net profit of respective fiscal years of 2017 to 2020, that were originally allocated to the Expansion Reserve of the Company, provided in the By-laws, but which are a result of tax incentives granted to the Company, in the total amount of one billion, eight hundred and forty three million, nine hundred and thirty four thousand, four hundred and twenty six reais and fifty six centavos (R$ 1,843,934,426.56) to the Reserve of Tax Incentives, pursuant terms of Article 195-A of the Corporations Law.

6.8.       By a majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the re-ratification of the Board of Executive Officers’ annual compensation for the fiscal year ended December 31, 2021 of twenty-five million, thirty-one thousand, five hundred and eighty-four reais and fifty-five three centavos (R$ 25,031,584.53), as approved at the Company's Annual Shareholders' Meeting held on April 28, 2021, to twenty-eight million, two hundred and twelve thousand, forty-eight reais and fifty-nine centavos (R$ 28,212,048.59), due to the inflows and outflows of its members throughout 2021.

7             DOCUMENTS FILED: The following documents are filed in the headquarters of the Company (i) Call Notice; (ii) Management Proposal; (iii) Management’s Report; (iv) Financial Statements of the 2021 social exercise, and respective Reports of the Independent Auditors, Fiscal Council and Auditing Committee; (v) consolidated and synthetic voting map; (vi) distance voting ballots received by the Company; (vii) voting instructions and protests received, numbered and authenticated by the Meeting Board; and (viii) integral recording of the present Meetings.

8.               ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. All shareholders connected to the digital platform through which the Meeting was conducted were considered present and subscribers to the minutes of the meeting and the shareholders’ attendance book.

9.               CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, third paragraph, of the Corporations Law.

10.            SIGNATURES: Meeting Board: President – Guillaume Marie Didier Gras; Secretary – Alessandra de Souza Pinto. Attending shareholders: Carlos Enrique Herrera Guajardo; Claudinei Vieira Da Silva; Represented by Thiago Wolf Pereira: Continental Fundo De Investimento Em Ações; Executive Top Fundo De Investimentos em Ações; Nazario Fundo De Investimentos Em Ações; Zenith Equity Hedge Fundo De Investimento Multimercado; Zenith Hayp Fundo De Investimento em Ações e Zenith Vitoria Regia Fundo De Investimento em Ações; Represented by Aline Pacheco Pelucio: Wilkes Participações SA; King LLC; Helicco Participações Ltda; Geant International BV; e Segisor. Represented by Livia Beatriz Silva do Prado: Sextant Grand Large e JP Morgan Chase Bank; por Boletim de voto à distância: Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par Em Mkt Fund; Eaton Vance Management; Emer Mkts Core Eq Port Dfa Invest Dimens Grou; Emerging Markets Small Capit Equity Index Non-Lendable Fund; Emerging Markets Small Capitalization Equity Index Fund; Emerging Markets Small Capitalization Equity Index Fund B; Evtc Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund Tr; Fidelity Salem Street

T: Fidelity Total Inte Index Fund; First Trust Emerging Markets Small Cap Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor Co Defined Benef Master Trust; Ford Motor Company Of Canada, L Pension Trust; Franklin Libertyshares Icav; Franklin Templeton Etf Trust - Franklin Ftse Brazi; Franklin Templeton Etf Trust - Franklin Ftse Latin; General Organisation For Social Insurance; Guilherme Dantas Fernandes Alves; Frederico Augusto Alonso; Ronaldo Iabrudi Dos Santos Pereira; Christophe Jose Hidalgo; Global Emerging Markets Balance Portfolio; Goldman Sachs Funds Ii - Goldman Sachs Gms Emerging Markets; Hsbc Bank Plc As Trustee Of State Street Aut Emerg; Ibm 401 (K) Plus Plan; In Bk For Rec And Dev,As Tr Ft St Ret Plan And Tr/Rsbp An Tr; International Monetary Fund; Invesco Purebetasm Ftse Emerging Markets Etf; Invesco Rafi Fundamental Global Index Trust; Invesco Strategic Emerging Markets Etf; Ishares Core Msci Emerging Markets Etf; Ishares Core Msci Total International Stock Etf; Ishares Emerging Markets Dividend Etf; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Monthly Dividend Index Etf (Cad-Hedged); Ishares Iii Public Limited Company; Ishares Iv Public Limited Company; Ishares Msci Brazil Small Cap Etf; Ishares Msci Emerging Markets Small Cap Etf; Ishares Public Limited Company; Ishares V Public Limited Company; John Hancock Funds Ii Emerging Markets Fund; John Hancock Variable Ins Trust Emerging Markets Value Trust; Jpmorgan Diversified Return Emerging Markets Equity Etf; Lacm Global Equity Fund L.P.; Laerernes Pension Forsikringsaktieselskab; Leblon 70 Brasilprev Fundo De Investimento Multimercado Fife; Leblon Acoes Ii Master Fia; Leblon Icatu Previdencia Fim; Leblon Prev Fim Fife; Legal Gen Future Wrd Climate Change Eqty Factors Ind Fund; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal And General Assurance Pensions Mng Ltd; Legal And General Assurance Society Limited; Mackenzie Emerging Markets Fund;Mackenzie Emerging Markets Opportunities Fund; Mackenzie Emerging Markets Small Cap Fund; Mackenzie Emerging Markets Small Cap Master Fund (; Mackenzie Ig Low Volatility Emerg Mkts Equit Pool; Mackenzie Maximum Diversification Emerging Markets Index Etf; Managed Pension Funds Limited; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metallrente Fonds Portfolio; Mineworkers Pension Scheme; Moerus Global Value Fund Master (Cayman) Ltd; Msci Acwi Ex-U.S. Imi Index Fund B2; Norges Bank; Northern Lights Fund Trust Iv - Moerus Worldwide Value Fund; Northern Trust Collective Eafe Small Cap Index Fund-Non Lend; Northern Trust Collective Emerging Markets Ex Chin; Ntgi-Qm Common Dac World Ex-Us Investable Mif - Lending; Oregon Public Employees Retirement System; Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, Lp; Public Employees Retirement Association Of New Mex; Public Employees Retirement System Of Ohio; Public Employes Ret System Of Mississippi; Qic International Equities Fund; Schroder International Selection Fund; Schwab Emerging Markets Equity Etf; Sei Institucional Investment Trust - World S. E. F.; Skagen Kon-Tiki Verdipapirfond; Southern Cal

Ed C N F Q C Dc Mt S On P Vd N G; Spdr Msci Emerging Markets Fossil Fuel Free Etf; Spdr Sp Emerging Markets Small Cap Etf; Ssga Spdr Etfs Europe I Plc; Ssgatc I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.; St St Msci Emerging Mkt Small Ci Non Lending Common Trt Fund; St Str Msci Acwi Ex Usa Imi Screened Non-Lending Comm Tr Fd; State St Gl Adv Trust Company Inv Ff Tax Ex Ret Plans; State Street E M S Cap A S L Qib C Trust Fund; State Street G. A. L. Sicav - S. S. E. M. S. C. Esg S.E. F.; State Street Global A Lux Sicav - Ss Em Sri Enhanced E F; State Street Global A. L. S. - S. S. E. M. Esg S. E. E. F.; State Street Global All Cap Equity Ex-Us Index Portfolio; State Street Ireland Unit Trust; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pggm Depositary; Storebrand Sicav; Sunsuper Superannuation Fund; The Bank Of N. Y. M. (Int) Ltd As T. Of I. E. M. E. I. F. Uk; The Board Of The Pension Protection Fund; The Board Of.A.C.E.R.S.Los Angeles,California; The Boeing Company Employee Savings Plans Master Trust; The Master T Bk Of Jpn, Ltd As T Of Nikko Br Eq Mother Fund; The Regents Of The University Of California; The State Teachers Retirement System Of Ohio; Ups Group Trust; Utah State Retirement Systems; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust Ii; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A Se Van S F; Vanguard Total World Stock Index Fund, A Series Of; Vident International Equity Fund - Wi; Virginia Retirement System; Washington State Investment Board; Water And Power Employees Retirement Plan; Wellington Management Funds (Ireland) Plc; Wellington Trust Company, National Association Mul; Wellington Trust Company, National Association Mul; Wisdomtree Emerging Markets High Dividend Fund; Wisdomtree Emerging Markets Smallcap Dividend Fund.

São Paulo, April 27, 2022.

Meeting Board:

___________________________ Guillaume Marie Didier Gras President	___________________________ Alessandra de Souza Pinto Secretary

ANNEX I

To the minutes of the annual and special shareholders’ meeting held on April 27, 2022

Voting Map

Annual General Meeting (AGM) - 04/27/2022 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2022.	Approve	132,251,948
		Reject	1,021
		Abstain	5,891,780
2	Proposal for allocation of the net profit for the fiscal year ended December 31, 2021, as detailed in the Management Proposal, in the following terms: (i) BRL 40,116,342.72 to the Legal Reserve; (ii) BRL 437,737,929.80 for the Tax Incentive Reserve; (iii) BRL 81,118,145.49 for the payment of interest on equity, on behalf of the mandatory minimum dividend (of which BRL 95,433,112.34 is the net amount of income tax to be withheld at source in relation to interest on equity); and (iv) BRL 229,039,469.62 to the Expansion Reserve account.	Approve	134,472,761
		Reject	4,105
		Abstain	3,667,883

3	Resolve on the determination of nine (9) members for the term of office of the Board of Directors. Election of the Board of Directors by single group of candidates Controlling Shareholder: Jean-Charles Henri Naouri Arnaud Daniel Charles Walter Joachim Strasser Ronaldo Iabrudi dos Santos Pereira Christophe José Hidalgo Hervé Daudin Rafael Sirotsky Russowsky Luiz Augusto de Castro Neves Eleazar de Carvalho Filho Renan Bergmann	Approve	116,833,394
		Reject	13,641,484
		Abstain	7,669,871
4	Nomination of candidates for chairman of the Board of Directors Jean-Charles Henri Naouri	Approve	112,655,374
		Reject	16,812,917
		Abstain	8,874,166
5	Nomination of candidates for vice-chairman of the Board of Directors Arnaud Daniel Charles Walter Joachim Strasser	Approve	112,252,466
		Reject	17,018,117
		Abstain	8,874,166
6	Nomination of candidates for vice-chairman of the Board of Directors Ronaldo Iabrudi dos Santos Pereira	Approve	112,252,466
		Reject	17,018,117
		Abstain	8,874,166
7	Determination of the annual global compensation for the members of the (i) Company’s management and (ii) Company’s fiscal council (if the Shareholders request its installation), for the fiscal year 2022, in the terms of the Management Proposal, in the amount of up to BRL 97,025,083.12, being up to BRL 50,149,592.45 to the Board of Officers, up to BRL 46,443,490.67 to the Board of Directors and up to BRL 432,000.00 to the Fiscal Council.	Approve	117,115,519
		Reject	17,341,458
		Abstain	3,687,772
8	Do you wish to request the operation of the Fiscal Council for the fiscal year of 2022?	Yes	10,836,974
		No	5,083,239
		Abstain	1,200,000

9	Nomination of candidates to the Fiscal Council by minority shareholders with voting rights. Doris Beatriz França Wilhelm / Michelle Squeff	Approve	13,836,319
		Reject	1,200,000
		Abstain	197,708
10	Nomination of candidates to the Fiscal Council appointed by the controlling shareholder Eric Aversari Martins, Líbano Miranda Barroso, Marcelo Amorim and João Paulo Seibel Faria	Approve	101,181,253
		Reject	0
		Abstain	0

Voting map

Extraordinary General Meeting (EGM) - 04/27/2022 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Resolve on the Management Proposal for the reallocation of part of the amount of one billion, eight hundred and forty-three million, nine hundred and thirty-four thousand, four hundred and twenty-six reais and fifty-six centavos (BRL 1,843,934,426.56) granted to the Company in the years from 2017 to 2020, that were originally allocated to the Expansion Reserve of the Company provided in the By-laws, to the Reserve of Tax Incentives, pursuant terms of Article 195-A, Law No. 6,404/1976.	Approve	154,856,379
		Reject	4,606
		Abstain	2,811,579
2	Rerratification of the Board of Executive Officers’ annual compensation for the fiscal year ended December 31, 2021, of twenty-five million, thirty-one thousand, five hundred and eighty-four reais and fifty-three centavos (R$ 25,031,584.53(, as approved at the Company’s Annual Shareholders Meeting held on April 28, 2021, to twenty-eight million, two hundred and twelve thousand, forty-eight reais and fifty-nine centavos (R$ 28,212,048.59), due to the inflows and outflows of its members throughout 2021.	Approve	148,860,907
		Reject	5,128,143
		Abstain	3,683,514

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.